Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Star Equity Holdings, Inc.

Old Greenwich, Connecticut

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 31, 2022, except for Note 1, Healthcare Service Revenue Recognition and Healthcare Product and Product-Related Revenue Recognition paragraphs of Note 2, Note 4 and Note 15 which is dated June 17, 2022, relating to the consolidated financial statements of Star Equity Holdings, Inc. (the “Company”) which appears in the Company’s Current Report on Form 8-K dated June 17, 2022. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

San Diego, California

June 21, 2022